As filed with the Securities and Exchange Commission on April 24, 2003.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                         AMENDMENT NO. 1 TO NOTIFICATION
                                       OF
                         FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                         EGOLI GAS (PROPRIETARY) LIMITED
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



 The Commission is requested to mail copies of all communications relating to this Notification to:
David L. Wozny                                    George Dwight II
Vice President                                    Associate General Counsel
Cinergy Global Resource Inc.                      Cinergy Corp.
139 East Fourth Street                            139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                           Cincinnati, Ohio  45202






         Reference is hereby made to the original notification in this docket, filed with the Commission on September 1, 2000, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Egoli Gas (Proprietary) Limited, a corporation organized under the laws of the Republic of South Africa ("Egoli").

         The original notification indicated (inter alia) that Egoli was a "subsidiary company" of Cinergy, within the meaning of the Act. In April 2003, the Cinergy subsidiary that directly held the investment in Egoli sold its entire ownership interest therein to a nonaffiliate.

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below.


                                  CINERGY CORP.


                                    By: /s/Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Treasurer

Dated:  April 24, 2003